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SEC Mail Processing Section

MAR 01 2011

Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67765

3/21

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **July 1, 2010** (MM/DD/YY) AND ENDING **December 31, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Atwood Advisors Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Avenue, 46th Floor
(No. And Street)

New York	**NY**	**10174**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Gordon **(212) 355-1390**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP **ATTN: JOHN FULVIO, CPA**
(Name - *if individual state last, first, middle name*)

5 WEST 37TH ST – 4TH FL	**NEW YORK**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Jonathan Gordon**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Atwood Advisors Inc.**, as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOLORES L. HANNIGAN
Notary Public, State of New York
No. 4866764
Qualified in Westchester County
Commission Expires August 18, 2014

Gordon
Signature

President
Title

Dolores L. Hannigan
Notary Public

January 19, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FULVIO & ASSOCIATES, L.L.P.
Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Atwood Advisors, Inc.:

We have audited the accompanying statement of financial condition of Atwood Advisors, Inc. (F/K/A Quayle Munro, Inc.) (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Atwood Advisors, Inc. (F/K/A Quayle Munro, Inc.) as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 25, 2011

ATWOOD ADVISORS, INC.
(F/K/A QUAYLE MUNRO, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 207,261
Prepaid expenses	25,163
Security deposit	169,924
Fixed assets, at cost (net of accumulated depreciation of $18,853)	30,861
TOTAL ASSETS	$ 433,209

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 18,425
Accrued expenses	43,847
TOTAL LIABILITIES	62,272
Stockholder's Equity:	
Common stock, $100 stated value, 100 shares authorized, issued and outstanding	100
Additional paid-in capital	1,365,875
Accumulated deficit	(995,038)
TOTAL STOCKHOLDER'S EQUITY	370,937
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 433,209

The accompanying notes are an integral part of this financial statement.

NOTE 1 ORGANIZATION

Atwood Advisors, Inc. (F/K/A Quayle Munro, Inc.) (the "Company"), was organized as a Delaware Corporation, on November 16, 2007. On May 26, 2009 it registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker dealer that provides advisory services relating to mergers and acquisitions and the private placement of securities. Effective August 17, 2010, the sole shareholder of the Company, Quayle Munro Holdings PLC ("PLC") sold its 100 shares to Atwood, LLC ("Shareholder"). The 100 shares represent the total number of shares authorized, issued and outstanding of the Company. Also effective August 17, 2010, the Company changed its name to Atwood Advisors, Inc. and changed its fiscal year end from June 30th to December 31st.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented using accounting principles generally accepted in the United States ("U.S. GAAP"). Financial statements prepared on the U.S. GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Fixed Assets

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation. Depreciation is computed on a straight line basis over estimated useful lives of the assets, or the remaining terms of the lease.

NOTE 1 ORGANIZATION

Atwood Advisors, Inc. (F/K/A Quayle Munro, Inc.) (the "Company"), was organized as a Delaware Corporation, on November 16, 2007. On May 26, 2009 it registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker dealer that provides advisory services relating to mergers and acquisitions and the private placement of securities. Effective August 17, 2010, the sole shareholder of the Company, Quayle Munro Holdings PLC ("PLC") sold its 100 shares to Atwood, LLC ("Shareholder"). The 100 shares represent the total number of shares authorized, issued and outstanding of the Company. Also effective August 17, 2010, the Company changed its name to Atwood Advisors, Inc. and changed its fiscal year end from June 30th to December 31st.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are presented using accounting principles generally accepted in the United States ("U.S. GAAP"). Financial statements prepared on the U.S. GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Fixed Assets

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation. Depreciation is computed on a straight line basis over estimated useful lives of the assets, or the remaining terms of the lease.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company engages in providing advisory services to its clients for both mergers and acquisition ("M&A") and private placement activities. Revenue is recognized upon the achievement of certain milestones, as contractually agreed to, between the Company and its clients.

Fair Value Measurement - Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1: Valuations based on quoted prices available in active markets for identical investments.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The company held no investments as of December 31, 2010.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The company did not hold any cash equivalents at December 31, 2010.

The Company maintains cash in bank deposit accounts which at times exceed the federally insured limits. The company has not experienced any losses in these accounts.

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. As of December 31, 2010 the Company had net capital of $144,989, which was $139,989 in excess of its required net capital of $5,000.

NOTE 4 FIXED ASSETS

Fixed assets consist of the following:

Furniture and Fixtures	$ 17,395
Office Equipment	11,633
Leasehold Improvements	20,686
Total Fixed Assets	49,714
Less: Accumulated Depreciation	(18,853)
Net Fixed Assets	$ 30,861

NOTE 5 CREDIT/CONCENTRATION RISKS

During the six months ended December 31, 2010, the company derived $837,750 or 95%, of its revenue from two clients.

NOTE 6 INCOME TAXES

Income tax expenses consist of the following:

New York City Tax	$ 569
New York State Tax	665
Total	$ 1,234

NOTE 7 COMMITMENTS AND CONTINGENCIES

Lease commitments

In October, 2007, the Company was assigned the lease obligation from a related party for office space in New York City providing for minimum fixed monthly rental payments of $17,629. The lease expires on March 31, 2012.

As of December 31, 2010, future minimum lease rental payments, which are subject to escalation, are as follows:

For the years ending December 31,	
2011	$ 211,548
2012	52,887
Total	$ 264,435

Occupancy cost incurred was $111,685 for the six months ended December 31, 2010.

NOTE 8 LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Shareholder received ownership of a subordinated loan agreement from PLC through a Tri-Party Assignment and Assumption agreement between the Company, PLC and the Shareholder approved by FINRA and effective August 17, 2010. The original subordination was for $150,000 and matured June 30, 2012. The Shareholder elected to convert the subordination, $150,000, and the $11,353 of accrued interest owed on it, to additional paid-in capital effective August 17, 2010.

NOTE 9 SUBSEQUENT EVENTS

Effective January 1, 2011, the Company changed its name from Atwood Advisors, Inc. to Atwood Advisors LLC and its form of business from a Corporation to a Limited Liability Company. Subsequent events have been evaluated and no events, other than the aforementioned, have been identified which require disclosure.

ATWOOD ADVISORS, INC.

(F/K/A QUAYLE MUNRO, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

PUBLIC